Exhibit 99.1

Gerdau Ameristeel Announces Third Quarter 2007 Results

TAMPA, FL, November 6, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported net income of $123.8 million, or $0.40 per share fully diluted, for the three months ended September 30, 2007, a 35% increase in comparison to net income of $91.4 million, or $0.30 per share fully diluted, for the three months ended September 30, 2006.

For the nine months ended September 30, 2007, net income is $396.5 million, or $1.29 per share fully diluted, an increase of 29% compared to net income of $307.9 million, or $1.01 per share fully diluted, for the nine months ended September 30, 2006.

Revenues for the three months ended September 30, 2007 increased 20% to $1.4 billion from $1.2 billion for the three months ended September 30, 2006.  For the three months ended September 30, 2007, finished steel shipments increased to 1.8 million tons, an increase of 123 thousand tons from the three months ended September 30, 2006, primarily as a result of the acquisitions of Chaparral Steel and Pacific Coast Steel. Average mill finished steel selling prices increased 11% over the level in this same period in 2006.

For the nine months ended September 30, 2007, revenues were $4.1 billion compared to $3.4 billion for the nine months ended September 30, 2006.  For the nine months ended September 30, 2007, finished steel shipments increased to 5.4 million tons, an increase of 309 thousand tons from the nine months ended September 30, 2006, primarily as a result of the acquisitions of Chaparral Steel, Sheffield Steel, and Pacific Coast Steel. Average mill finished steel selling prices increased 11% over those in this same period in 2006.

For the three months ended September 30, 2007, metal spread, the difference between mill selling prices and scrap raw material costs, was $440 per ton, and an increase of $50 per ton from the same period in 2006.  For the nine months ended September 30, 2007, metal spread was $409 per ton, an increase of $35 per ton from the same period in 2006.

EBITDA was $253.8 million for the three months ended September 30, 2007 and $742.9 million for the nine months ended September 30, 2007, compared to EBITDA of $211.4 million for the three months ended September 30, 2006 and $607.0 million for the nine months ended September 30, 2006.

Included in selling and administrative expense for the three and nine months ended September 30, 2007 is a non-cash pretax expense reversal of $2.0 million and a non-cash pretax expense of $16.0 million, respectively, to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense reversal of $0.6 million and a non-cash pretax expense of $30.6 million, respectively, for the three and nine months ended September 30, 2006.

On September 14, 2007, the Company completed its $4.2 billion acquisition of Chaparral Steel Company (“Chaparral”), broadening Gerdau Ameristeel’s product portfolio and giving it a wide range of structural steel products.  Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. The acquisition was financed with credit facilities totaling $3.9 billion. As a result of Chaparral’s operations only being included subsequent to the acquisition date and fair value purchase accounting adjustments required under US GAAP, the Chaparral assets did not significantly contribute to the operating income of the Company for the three months ended September 30, 2007.

On November 1, 2007, the Company filed a final short form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission, in connection with an offering in the United States and Canada of 110 million of its common shares. Gerdau S.A., which currently owns approximately 66.5% of the outstanding common shares of the Company, has agreed to purchase approximately 73 million common shares from the Company in the offering. Approximately 37 million common shares will be distributed to the public through an underwriting syndicate. The offering is expected to close on November 7, 2007. The net proceeds of the offering of approximately $1.3 billion will be used to partially repay the loans incurred by the Company in connection with the acquisition of Chaparral (described above). The Company has also granted the underwriters an option to purchase up to an additional 5,535,750 common shares at the public offering price (as adjusted, if applicable, for any dividends declared and payable on the common shares prior to exercise of the option), less underwriting commission within 30 days following the closing of the offering. Gerdau S.A. has agreed to purchase, within two days after the exercise of the overallotment option, a number of additional common shares to maintain its approximate 66.5% ownership interest, at the public offering price (as adjusted, if applicable, for any dividends declared and payable on the Company common shares prior to exercise of the option).

On November 5, 2007, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable December 12, 2007 to shareholders of record at the close of business on November 27, 2007.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented

 “Our operations have performed well during 2007 and earnings through the first nine months of 2007 have already surpassed our full year earnings from 2006. The slowdown in the North American residential construction segment has little direct impact to our demand as we primarily service the infrastructure and non-residential construction industry which remains strong.

We are focused on executing on our integration strategy for Chaparral which to date has proceeded well.  Employees from both organizations have been fully engaged in this process, sharing best practices to seek to ensure that synergy opportunities are realized.

With the expected completion of our equity offering generating approximately $1.3 billion of cash, prior to any exercise of the overallotment option, to reduce our debt levels, we believe that our capital structure will be well positioned for the coming years.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral and achieve synergies; the Company’s level of indebtedness; the Company’s participation in consolidation of the steel industry; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; unexpected equipment failures and plant interruptions or outages; the substantial capital investment and similar expenditures required in the Company’s business; the loss of key employees; interest rate risk; the Company’s ability to fund its pension plans; currency exchange rate fluctuations; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the accuracy of estimates used in the preparation of the Company’s financial statements; and the Company’s reliance on joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its third quarter conference call on Tuesday, November 6, 2007, at 2:30 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 11.7 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50%-owned joint venture mini-mill), 19 scrap recycling facilities and 62 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing,  automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA.

EBITDA (earnings before interest, taxes, depreciation and amortization and minority interest, deducting earnings from 50% owned joint ventures and adding cash distributions from 50% owned joint ventures) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited

	September 30, 2007	September 30, 2006
		As Amended
($000s)
Net income	$ 123,814	$ 91,436
Income tax expense	56,772	51,471
Interest and other expense on debt	18,326	16,147
Depreciation and amortization	39,726	61,608
Earnings from 50% owned joint ventures	(10,188)	(39,641)
Cash distribution from 50% owned joint ventures	20,424	30,423
Minority interest	4,948	-

EBITDA	$ 253,822	$ 211,444

	For the Nine Months Ended - Unaudited

	September 30, 2007	September 30, 2006
		As Amended
($000s)
Net income	$ 396,477	$ 307,914
Income tax expense	190,577	157,744
Interest and other expense on debt	32,238	36,580
Depreciation and amortization	98,954	116,187
Earnings from 50% owned joint ventures	(42,217)	(103,018)
Cash distribution from 50% owned joint ventures	52,078	91,576
Minority interest	14,834	-

EBITDA	$ 742,941	$ 606,983

For more information please contact:

Mario Longhi	Barbara R. Smith
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 319-4324
mlonghi@gerdauameristeel.com	basmith@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	September 30, 2007		September 30, 2006

	Tons		Tons
Production
Melt Shops	1,766,667		1,751,565
Rolling Mills	1,765,185		1,716,506

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	387,893	22%	402,310	24%
Merchant / Special Sections	856,760	48%	765,120	45%
Rod	182,659	10%	208,885	13%
Fabricated Steel	366,082	20%	293,599	18%
Total Shipments	1,793,394	100%	1,669,914	100%

	$/Ton		$/Ton
			As Amended
Selling Prices
Mill external shipments	659		593
Fabricated steel shipments	891		762

Scrap Charged	219		203

Metal Spread (Selling price less scrap)
Mill external shipments	440		390
Fabricated steel shipments	672		559

Mill manufacturing cost	273		249

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Nine Months Ended
	September 30, 2007		September 30, 2006

	Tons		Tons
Production
Melt Shops	5,293,628		5,153,852
Rolling Mills	5,248,041		4,917,344

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	1,261,346	23%	1,173,710	23%
Merchant / Special Sections	2,487,227	47%	2,438,399	48%
Rod	561,254	10%	587,064	12%
Fabricated Steel	1,068,994	20%	870,593	17%
Total Shipments	5,378,821	100%	5,069,766	100%

	$/Ton		$/Ton
			As Amended
Selling Prices
Mill external shipments	632		571
Fabricated steel shipments	877		750

Scrap Charged	223		197

Metal Spread (Selling price less scrap)
Mill external shipments	409		374
Fabricated steel shipments	654		553

Mill manufacturing cost	259		244

50% Owned Joint Venture Results

The following table summarizes the results of the Company’s portion of its 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.

	Three Months Ended - Unaudited		Nine Months Ended - Unaudited
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Tons Shipped	201,908	2 05,078	602,709	615,210
($000s)
Income from Operations	$10,403	$39,933	$43,504	$103,282
Net Income	10,188	39,641	42,217	103,018
EBITDA	13,365	40,647	51,644	108,800

	$/Ton	$/Ton	$/Ton	$/Ton
Average Selling Price	526.42	641.48	536.89	598.55
Scrap Charged	266.72	256.59	263.17	243.28
Metal Spread	259.70	384.89	273.72	355.27
ncome from Operations	51.52	194.72	72.18	167.88
EBITDA	66.19	198.20	85.69	176.85

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
		As Amended		As Amended

NET SALES	$ 1,397,176	$ 1,160,050	$ 4,071,990	$ 3,425,070

OPERATING EXPENSES
Cost of sales (exclusive of
depreciation and amortization)	1,127,924	932,909	3,247,987	2,765,856
Selling and administrative	41,667	39,820	144,478	136,679
Depreciation and amortization	37,926	60,897	95,778	114,067
Other operating (income) expense, net	(2,228)	9,002	(3,484)	8,019
	1,205,289	1,042,628	3,484,759	3,024,621

INCOME FROM OPERATIONS	191,887	117,422	587,231	400,449

INCOME FROM 50% OWNED JOINT VENTURES	10,188	39,641	42,217	103,018

INCOME BEFORE OTHER EXPENSES
AND INCOME TAXES	202,075	157,063	629,448	503,467

OTHER EXPENSES
Interest, net	18,326	16,147	32,238	36,580
Foreign exchange (gain) loss, net	(3,585)	(2,702)	(7,854)	(891)
Amortization of deferred financing costs	1,800	711	3,176	2,120
Minority interest	4,948	-	14,834	-
	21,489	14,156	42,394	37,809

INCOME BEFORE INCOME TAXES	180,586	142,907	587,054	465,658

INCOME TAX EXPENSE	56,772	51,471	190,577	157,744

NET INCOME	$ 123,814	$ 91,436	$ 396,477	$ 307,914

EARNINGS PER COMMON SHARE - BASIC	$ 0.41	$ 0.30	$ 1.30	$ 1.01
EARNINGS PER COMMON SHARE - DILUTED	$ 0.40	$ 0.30	$ 1.29	$ 1.01

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1, “Accounting for Planned Major Maintenance Activities”.  This guidance specifically precludes the use of the previously acceptable “accrue in advance” method of accounting for these activities.  In compliance with this new guidance, the Company has retroactively adjusted the Condensed Consolidated Statements of Earnings for the three months and nine months ended September 30, 2006 resulting in a decrease in net income of $4.6 million and $1.4 million, respectively.  Additionally, the Company also adjusted the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2006 resulting in an increase in shareholders’ equity of $1.3 million.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands, except earnings per share data)
(Unaudited)

	September 30,	December 31,
	2007	2006
		As Amended
ASSETS
Current Assets
Cash and cash equivalents	$ 113,844	$ 109,236
Restricted cash	-	498
Short-term investments	104,219	123,430
Accounts receivable, net	816,411	460,828
Inventories	1,203,091	820,485
Deferred tax assets	28,058	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	2,570	2,977
Income taxes receivable	23,986	23,623
Other current assets	29,461	17,428
Total Current Assets	2,321,640	1,597,043

Investments in 50% Owned Joint Ventures	159,219	167,466
Property, Plant and Equipment, net	1,964,490	1,119,458
Goodwill	3,019,984	252,599
Intangibles	598,333	9,216
Deferred Financing Costs	49,772	12,029
Deferred Tax Assets	11,794	12,948
Other Assets	20,439	5,629

TOTAL ASSETS	$ 8,145,671	$ 3,176,388

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$ 462,706	$ 317,425
Accrued salaries, wages and employee benefits	175,233	110,237
Accrued interest	22,247	20,909
Income taxes payable	19,058	19,478
Accrued sales, use and property taxes	14,948	8,024
Current portion of long-term environmental reserve	3,129	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	24,806	15,443
Other current liabilities	35,949	19,629
Current portion of long-term borrowings	1,150,123	214
Total Current Liabilities	1,908,199	523,597

Long-term Borrowings, Less Current Portion	3,205,349	431,441
Accrued Benefit Obligations	264,626	238,503
Long-term Environmental Reserve, Less Current Portion	11,987	9,993
Other Liabilities	62,476	38,082
Deferred Tax Liabilities	445,967	53,733
Minority Interest	34,857	27,581

TOTAL LIABILITIES	5,933,461	1,322,930
Contingencies, commitments and guarantees
Shareholders' Equity
Capital stock	1,020,153	1,016,287
Retained earnings	1,120,444	828,998
Accumulated other comprehensive income	71,613	8,173
TOTAL SHAREHOLDERS' EQUITY	2,212,210	1,853,458
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,145,671	$ 3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
		As Amended		As Amended

OPERATING ACTIVITIES
Net income	$ 123,814	$ 91,436	$ 396,477	$ 307,914
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	4,948	-	14,834	-
Depreciation and amortization	37,926	60,897	95,778	114,067
Amortization of deferred financing costs	1,800	711	3,176	2,120
Write off unamortized fair value market adjustment	-	5,604	-	5,604
Deferred income taxes	(11,247)	2,724	(991)	12,045
Loss (gain) on disposition of property, plant and equipment	2,616	-	2,907	(8,914)
Income from 50% owned joint ventures	(10,188)	(39,641)	(42,217)	(103,018)
Distributions from 50% owned joint ventures	20,424	30,423	52,078	91,576
Melt shop closure expenses	-	9,400	-	9,400
Compensation (benefit) cost from share-based awards	(2,146)	(1,553)	14,859	30,571
Excess tax benefits from share-based payment arrangements	(135)	(320)	(1,124)	(1,461)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	15,021	55,000	(149,247)	(75,916)
Inventories	(13,932)	(37,339)	(23,254)	13,410
Other assets	(30,239)	1,628	(7,396)	633
Liabilities	70,093	(67,514)	52,666	(11,909)
NET CASH PROVIDED BY OPERATING ACTIVITIES	208,755	111,456	408,546	386,122

INVESTING ACTIVITIES
Additions to property, plant and equipment	(40,864)	(60,754)	(133,650)	(148,707)
Proceeds received from the disposition of property, plant and equipment	122	-	1,287	14,110
Acquisitions	(4,248,774)	4,399	(4,253,762)	(110,438)
Opening cash from acquisitions	528,823	-	528,823	22,371
Change in restricted cash	504	(5)	498	(19)
Purchases of short-term investments	(130,581)	(319,135)	(592,239)	(1,209,680)
Sales of short-term investments	153,820	387,000	611,450	1,037,030
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(3,736,950)	11,505	(3,837,593)	(395,333)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	4,051,213	-	4,070,721	-
Payments on term borrowings	(150,072)	(843)	(150,226)	(4,413)
Additions to deferred financing costs	(40,305)	-	(40,826)	(404)
Retirement of bonds	(341,644)	(88,493)	(341,644)	(88,493)
Retirement of convertible debentures	-	(111,990)	-	(111,990)
Cash dividends	(6,109)	(6,099)	(100,726)	(85,286)
Distributions to subsidiary's minority shareholder	(2,392)	-	(7,557)	-
Proceeds from issuance of employee stock purchases	599	191	1,216	1,028
Excess tax benefits from share-based payment arrangements	135	320	1,124	1,461
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,511,425	(206,914)	3,432,082	(288,097)

Effect of exchange rate changes on cash and cash equivalents	1,009	(2)	1,573	303

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(15,761)	(83,955)	4,608	(297,005)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	129,605	201,209	109,236	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 113,844	$ 117,254	$ 113,844	$ 117,254